SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Insignia Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45765Y105
(CUSIP Number)

Bruce E. Hendry
100 Third Avenue South, #3104
Minneapolis, MN 55401-2727
612-332-8125

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45765Y105
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Bruce E. Hendry
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	Citizenship or place of organization United States
Number of shares beneficially	7	Sole voting power 1,000,000
owned by each	8	Shared voting power 0
reporting person with	9	Sole dispositive power 1,000,000
10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,000,000
12	Check box if the aggregate amount in row (11) excludes certain shares (See instructions)	☐
13	Percent of class represented by amount in row (11) 7.4%
14	Type of reporting person (See instructions) IN

Item 1.	Security and Issuer.

	(a)	Title of Class of Securities: Common Stock, par value $0.01 per share (“common stock”)

	(b)	Name of Issuer: Insignia Systems, Inc. (the “Company”)

	(c)	Address of Issuer’s Principal Executive Offices:

8799 Brooklyn Blvd. Minneapolis, Minnesota 55445

Item 2.	Identity and Background.

	(a)	Name of Person Filing: Bruce E. Hendry

	(b)	Residence or Business Address:

		Name	Residence Address
		Bruce E. Hendry	100 Third Avenue South #3104 Minneapolis, MN 55401-2727

	(c)	Present Principal Occupation or Employment:

		Name	Employment
		Bruce E. Hendry	Investor

	(d)	Conviction in a criminal proceeding during the last five years: None.

	(e)	Subject, during the last five years, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws: None.

	(f)	Citizenship: Resident of Minnesota, Citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Hendry used personal funds to purchase 1,000,000 shares.

Item 4.	Purpose of the Transaction.

Mr. Hendry has purchased the shares of common stock in the Company for investment purposes. Mr. Hendry has no plans with respect to the Company that would result in any:

•	extraordinary corporate transaction;

•	sale or transfer of a material amount of assets;

•	change in the board or management;

•	change in the capitalization or dividend policy;

•	other material change in business or corporate structure;

•	changes in charter or bylaws;

•	delisting;

•	termination of registration; or

•	similar actions.

Mr. Hendry believes the common stock is undervalued at current levels and intends to purchase more shares and to increase his ownership position.

Mr. Hendry may from time to time acquire additional shares of common stock (or securities exercisable for or convertible into common stock) in the open market or in privately negotiated transactions, subject to availability of common stock at prices Mr. Hendry deems favorable, based on the Company’s business or financial condition and other factors and conditions. Alternatively, Mr. Hendry may sell all or a portion of the common stock reported herein (and any shares he may acquire in the future) in privately negotiated transactions or in the open market.

In addition, Mr. Hendry may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent he deems it advisable in light of general investment and market conditions or other factors.

Item 5.	Interest in Securities of Issuer

(a) Aggregate number and percentage of class beneficially owned:

As of February, 21, 2013, Mr. Hendry may be deemed to be the beneficial owner of 1,000,000 shares of common stock.

Based on calculations made in accordance with Rule 13d-3(d), Mr. Hendry may be deemed the beneficial owner of 7.4% of the Company’s common stock. This calculation is based on 13,602,280 shares of common stock outstanding, as of November 2, 2012, reported in the Company’s Quarterly Report for the quarterly period ended September 30, 2012 filed with the Commission on November 13, 2012.

(b) Voting and Dispositive Power:

Mr. Hendry has sole voting and dispositive power over 1,000,000 shares that may be deemed to be beneficially owned by him as of February 21, 2013.

(c) Transactions within the past 60 days:

Mr. Hendry has not purchased common stock in the past 60 days.

(d) Right to Direct the Receipt of Dividends:

Not applicable.

Last Date on Which Reporting Person Ceased to be a 5% Holder:

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2013

Name	/s/Bruce E. Hendry
Bruce E. Hendry